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                                                                    Exhibit 99.9
                           UGLY DUCKLING CORPORATION

                     SUPPLEMENT NO. 2 DATED OCTOBER 9, 1998

                   OFFERING CIRCULAR DATED SEPTEMBER 17, 1998


     On October 8, 1998, Ugly Duckling Corporation (the "Company") announced that it expects to take charges to discontinued operations totaling approximately $4.8 million (net of income taxes), or $0.26 per diluted common share, in the third quarter ended September 30, 1998. Approximately $3.6 million, or $0.19 per diluted common share, of these charges relate to the Company's ongoing efforts to close the third-party dealer branch office network of Champion Financial Services, Inc., its wholly-owned subsidiary. These charges result from higher than estimated costs associated with the closing of the branch operations, which were discontinued in the first quarter of 1998, as well as greater than anticipated costs for the collection and liquidation of the associated loan portfolio. The remaining $1.2 million, or $0.07 per diluted common share, relates to costs incurred for the recently terminated rights offering by Cygnet Financial Corporation, a wholly-owned subsidiary of the Company ("Cygnet").


     Despite these charges to discontinued operations, the Company anticipates that earnings from continuing operations of its dealership business for the third quarter of 1998 will range from $0.09 to $0.12 per diluted common share, and that earnings from discontinued operations of its Cygnet non-dealership business, before giving effect to the charges described above, will range from $0.02 to $0.04 per diluted common share for the same period. These numbers are based on management's estimates of revenues and expenses relating to operations in the third quarter and were made prior to the Company's final determination of its operating results for that quarter, including the recording of closing and adjusting entries to the Company's accounting records. Accordingly, there can be no assurance that actual revenues and expenses will not differ from these estimates.

     The Company is continuing to explore alternatives for formally separating its dealership and non-dealership operations, although there can be no assurance that the Company will ultimately be successful in this regard. In the meantime, Cygnet will remain a wholly-owned subsidiary of the Company. Although the Company was not successful in formally separating its non-dealership operations as contemplated, it has completed the internal process of establishing separate management teams and infrastructures for the dealership and non-dealership operations. The Company believes this structure enhances each segment's ability to focus on its own operations and facilitates the Company's goal of formally separating its dealership and non-dealership operations.


     Individuals contemplating whether to participate in the Exchange Offer should consider the possibility that Ugly Duckling could later decide to retain rather than separate its non-dealership operations, in which case Ugly Duckling's consolidated financial statements would require restatement to reflect the integration of certain financial results currently attributed to discontinued operations.